CONSENT OF QUALIFIED PERSON

The Toronto Stock Exchange
Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Saskatchewan Financial Services Commission
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NYSE-Amex

Re: Extorre Gold Mines Limited (the "Company") – Consent of Qualified Person

I, David (Ted) Coupland, MAusIMM, CPGeo am the Director, Geological Consulting and Principal Geostatistician of Cube Consulting Pty Ltd. and the co-author of the "*Cerro Moro Gold-Silver Project – Second Preliminary Economic Assessment Technical Report*" completed on August 2, 2011 (the "**Report**") and do hereby consent to the filing of the Report with the regulatory authorities referred to above, and to the use and reference of the Report in the material change report dated August 11, 2011 (the "**Material Change Report**") and to the extracts from, or a summary of, the Report in the written disclosure contained in the Material Change Report and any publication by the Company for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public. I confirm that I have read the news release dated August 4, 2011 (the "**News Release**") and Material Change Report filed and that the News Release and Material Change Report fairly and accurately represent the information in the Report that supports the disclosure. I further have consented to being named in the Material Change Report and to the Company filing the Report and Material Change Report on SEDAR.

Dated this 19th day of August, 2011.

"D. Coupland"

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David (Ted) Coupland, MAusIMM, CP Geo